Exhibit 17





            [Letterhead of Computer Associates International, Inc.]


Contact: Doug Robinson - CA Investor Relations  Bob Gordon - CA Public Relations
         (516) 342-2745                         (516) 342-2391
         dougr@mail.cai.com                     bobg@cai.com


              COMPUTER ASSOCIATES TENDER OFFER FOR CHEYENNE CLOSES
                      WITH MORE THAN 98 PERCENT ACCEPTANCE

ISLANDIA, NY, November 11, 1996 - Computer Associates International, Inc. (NYSE:
CA) announces that more than ninety-eight percent of the shares of Cheyenne Software, Inc. (AMEX: CYE) common stock were tendered prior to the expiration of Computer Associates' previously announced tender offer for Cheyenne. The consummation of the tender offer for all of the outstanding shares, including associated preferred share purchase rights, at a price of $30.50 per share in cash, expired at 12:00 midnight, New York City time, on Friday, November 8, 1996. All shares validly tendered and not properly withdrawn prior to the expiration were accepted for payment.

Approximately 37,750,000 shares, representing nearly 100 percent of the total number of outstanding shares of common stock of Cheyenne, were tendered.

The merger of Cheyenne with Computer Associates will become effective as soon as reasonably practicable but in no event earlier than November 30, 1996. Once the pending merger becomes effective, Cheyenne will become a wholly owned subsidiary of Computer Associates.

Computer Associates International, Inc. (NYSE: CA), with headquarters in Islandia, NY, is the world leader in mission-critical software. The company develops, licenses, and supports more than 500 integrated products that include enterprise computing and information management, application development, manufacturing and financial applications. CA has 9000 people in 130 offices in 40 countries and had revenue of more than $3.5 billion in fiscal year 1996. CA can be reached by visiting http://www.cai.com on the World Wide Web, emailing info@cai.com, or calling 1-516-342-5224.

Cheyenne Software, Inc. is an international developer of essential software solutions for NetWare, Windows NT, UNIX, Macintosh, OS/2, Windows 3.1 and Windows 95 operating systems. Its enterprise-wide offerings include an array of storage management, security, and communications products, including Cheyenne [Registered Mark] HSM, JETserve [Trademark], InocuLAN [Trademark], FAXserve [Trademark], and its flagship product line, the ARCserve [Registered Mark] family of network backup software. Cheyenne can be contacted at (800) 243-9462 (U.S. or Canada) or (516) 465-4000, or by visiting its WWW home page at: http:/ /www.cheyenne.com.


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